MONTHLY REPORT - JANUARY, 2005
                               Global Macro Trust
               The net asset value of a unit as of January 31, 2005
                was $  917.59, down  3.9% from   $ 954.85 per unit
                           as of December 31, 2004.

                                        Managing         Unit
                                         Owner         Holders          Total
Net Asset Value (415,862.773       $  4,027,377     393,058,775     397,086,152
   units) at December 31, 2004
Addition of 13,538.145 units on          90,000      12,836,913      12,926,913
   January 1, 2005
Redemption of 3,770.639 units on             (0)     (3,459,901)     (3,459,901)
   January 31, 2005
Net Income (Loss) - January, 2005      (138,009)    (15,769,598)    (15,907,607)
                                    ------------  --------------  --------------
Net Asset Value at January 31,     $  3,979,368     386,666,189     390,645,557
   2005
                                   =============  ==============  ==============
Net Asset Value per Unit at
January 31, 2005
(425,730.846 units inclusive of
100.567 additional units.)                       $       917.59


                        STATEMENT OF INCOME AND EXPENSE
                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ (2,520,853)     (2,520,853)

      Change in unrealized gain (loss) on open      (11,475,574)    (11,475,574)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                          (155,230)       (155,230)


   Interest income                                      707,175         707,175

   Foreign exchange gain (loss) on margin              (119,281)       (119,281)
      deposits

Total: Income                                       (13,563,763)    (13,563,763)

Expenses:
   Brokerage commissions                              2,219,595       2,219,595

   20.0% New Trading Profit Share                             0               0

   Administrative expense                               124,249         124,249


Total: Expenses                                       2,343,844       2,343,844

Net Income (Loss) - January, 2005                  $(15,907,607)    (15,907,607)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.



     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                              Millburn Ridgefield Corporation
                                   411 West Putnam Avenue
                                Greenwich, Connecticut 06830
                                        203-625-7554


Dear Investor:

Global Macro Trust ("GMT") was down 3.90% for January.

In January, profits from interest rates, agricultural commodities and energy were outweighed by losses on currencies, stock indices and metals.

The most noteworthy market action in January was in currencies which accounted for the major part of the month's loss. After declining for months, the dollar staged a significant rally and losses were sustained on short dollar positions versus the euro and currencies of South Africa, Norway, Czech Republic, Singapore, Sweden, Poland, New Zealand, Australia, Canada, Switzerland, Great Britain and Japan. Tepid growth in the 12-nation euro zone and dovish comments from the European Central Bank contributed to the euro sell-off versus the dollar. A short position in the Korean won and a long position in the Brazilian real generated small profits. The Fund ended the month still short the dollar but with reduced positions as the dollar rally triggered reversals in a number of currency trading systems. Moderate losses were sustained on ten of eleven non-dollar cross rate positions, including long positions in the euro versus the pound and yen and a long position in the Norwegian krone versus the euro.

Global long-term interest rates declined in January and long positions in Japanese and Canadian 10-year bonds, German 5-year notes and 10-year bonds and U.S. Treasury 30-year bonds and 10-year notes were profitable. A short position in short-term eurodollar deposits and long positions in short-term European interest rate futures were also profitable. Long positions in British long and short-term interest rate futures were narrowly unprofitable.

As investors are well aware, January was not a good month for equities and the Fund sustained losses on long positions in U.S. and Asian stock index futures. Long positions in South African, Australian and five European indices generated a small profit. A sustained downtrend in equities would result in the Fund taking short positions in stock index futures, but January's action resulted only in a partial reduction in the Fund's long positions.

Energy prices rebounded somewhat in January and small profits were generated from long positions in crude oil, unleaded gasoline, London gas oil and kerosene. A long position in heating oil was flat and a short position in natural gas generated a small loss.

Although China's fourth quarter growth came in at a higher than expected 9.5%, metals didn't get much of a bounce. A long position in gold was unprofitable, due primarily to the dollar rally. Long positions in lead and aluminum and short positions in tin and copper generated small losses. Long positions in zinc, nickel, platinum and silver were essentially flat.

Agricultural commodities were profitable, due primarily to short positions in corn, soybeans, soybean meal, soybean oil and wheat. Four tropical commodities generated a small profit and meats were flat.


                              Very truly yours,


                              Millburn Ridgefield Corporation
                               Harvey Beker, co-Chairman
                               George E. Crapple, co-Chairman